UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

GOLDEN QUEEN MINING CO. LTD.

(Name of Issuer)

Common Share, without par value

(Title of Class of Securities)

38115J100

(CUSIP Number)

René Marion

President and Chief Executive Officer

Gammon Gold, Inc.

1701 Hollis Street, Suite 400

P.O. Box 2067

Halifax, Nova Scotia B3J 2Z1

(902) 468-0614

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Jason K. Zachary

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10001

(212) 446-4800

June 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38115J100	Page 1 of 8

1	NAMES OF REPORTING PERSONS Gammon Gold, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 7,500,000 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,500,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to common shares, without par value (“Common Shares”), of Global Queen Mining Co. Ltd, a corporation organized under the laws of the Province of British Columbia (the “Issuer”). The Issuer has its principal executive offices at 6411 Imperial Avenue, West Vancouver, British Columbia V7W 2J5 Canada.

Item 2.	Identity and Background.

(a) The name of the entity filing this statement on Schedule 13D is Gammon Gold, Inc. (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 1701 Hollis Street, Suite 400, P.O. Box 2067, Halifax, Nova Scotia B3J 2Z1.

(c) The Reporting Person is a mining company engaged in the mining and exploration for, and development of, gold and silver deposits in Mexico.

Certain information required by this Item 2(a) – (c) concerning the directors and executive officers of the Reporting Person is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) – (e) Within the past five years, the Reporting Person and, to the knowledge of the Reporting Person, none of the persons set forth on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is organized under the laws of the Province of Quebec. Certain information required by this Item 2(f) concerning the directors and executive officers of the Reporting Person is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 1, 2010, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with the Reporting Person providing for the private placement of 5,000,000 Units of the Issuer (the “Units”) at a price of $1.60 per Unit for an aggregate cash purchase price of $8,000,000 CAD. Each Unit is comprised of one Common Share of the Issuer, one quarter (1/4) of one non-transferable share purchase warrant (each whole warrant a “1.75 Warrant”), and one quarter (1/4) of one non-transferable share purchase warrant (each whole warrant a “2.00 Warrant” and collectively with the 1.75 Warrants the “Warrants”). Each 1.75 Warrant entitles the Reporting Person to purchase one additional Common Share of the Issuer at a price of $1.75. Each 2.00 Warrant entitles the Reporting Person to purchase one additional common share of the Issuer at a price of $2.00.

The Warrants expire on December 1, 2011. The foregoing summary of the Subscription Agreement is qualified by reference to a copy of the Subscription Agreement and the form of Warrant included as Exhibit 99.1 and Exhibit 99.2, respectively, to this Schedule 13D and incorporated herein in their entirety by reference.

The source of funds used to acquire the Units by the Reporting Person was from working capital of the Reporting Person.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The purpose of the purchase of the Units described in Item 3 of this Schedule 13D was for strategic investment purposes. Except as contemplated by the Subscription Agreement or as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. However, the Reporting Person intends to review its investment in the Issuer on a continuing basis and, from time to time, the Reporting Person and its affiliates may develop plans or proposals, and/or engage in discussions with the Issuer or others regarding the matters described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. Such actions may, but there is no assurance that they will, include, at any time or from time to time, and subject to any required regulatory approvals or requirements, discussions or cooperation with management, the board of directors, other shareholders of the Issuer and/or relevant third parties. Such topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Person may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The foregoing actions could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer or otherwise relate to or result in any of the actions set forth in response to subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

In addition, depending upon various factors, including the Issuer’s financial position and strategic direction, the price levels of its Common Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may from time to time take such actions with respect to its investment in the Issuer as it deems appropriate, including exercising the Warrants, purchasing additional Common Shares or any of the Issuer’s other equity securities or debt securities in open market transactions, block trades, private transactions, negotiated transactions or other purchase transactions, and/or selling any or all of the Common Shares or any of the Issuer’s other equity securities or debt securities owned by it or its affiliates in open market transactions, block trades, private transactions, negotiated transactions or other sale transactions, in each case depending upon price, market conditions, availability of funds, evaluation of alternate investments, legal constraints, and other factors. In furtherance of the foregoing sales or purchases, the Reporting Person also reserves the right to engage in short sales, purchases or sales of put, call or other types of options, forward delivery contracts, swaps, hedging transactions, loans or pledges of shares and other pledge transactions, any combination of methods of sale or purchase and any other sale or purchase methods permitted under applicable law.

The Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its respective voting rights with respect to its shares of the Issuer’s Common Shares. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as it may deem appropriate in the future and may at any time change its intention with respect to any or all of the matters described in this Item 4.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Shares of the Issuer deemed to be beneficially owned by the Reporting Person is 7,500,000 shares, which represents approximately 7.8% of the outstanding Common Shares of the Issuer. The ownership percentage is based upon 89,078,380 Common Shares of the Issuer outstanding as of June 1, 2010, as provided by the Issuer. The aggregate number of Common Shares beneficially owned by the Reporting Person consists of 5,000,000 Common Shares and 2,500,000 warrants that are currently exercisable to purchase an aggregate of 2,500,000 Common Shares.

Other than as set forth above, none of the persons set forth on Schedule A has any interest in the Common Shares of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Shares.

(c) Except as described above in Items 3 and 6, no transactions in the securities of the Issuer were effected by the Reporting Person or, to its knowledge, any other person set forth on Schedule A of this Schedule 13D, during the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Subscription Agreement

On June 1, 2010, the Issuer entered into the Subscription Agreement with the Reporting Person providing for the private placement of 5,000,000 Units. The Subscription Agreement also provides that the Reporting Person may request that the Issuer file, at the sole cost and expense of the Issuer, a registration statement with the Securities and Exchange Commission in respect of the Common Shares and the Common Shares issuable upon exercise of the Warrants. This registration right expires on or after the date that is 16 months from June 1, 2010.

Share Issuance Agreement

On June 1, 2010, in connection with the Subscription Agreement, the Issuer entered into the Share Issuance Agreement with the Reporting Person providing the Reporting Person the right to acquire that number of equity securities as will enable the Reporting Person and its affiliates to own, after completion of an offering, the same percentage of Common Shares (calculated on a fully-diluted basis only with respect to those equity securities, if any, offered in connection with such proposed offering that are not Common Shares) as the Reporting Person and its affiliates owned immediately before the date on which the notice was given. The Share Issuance Agreement will automatically terminate on the earlier of (i) the date the Reporting Person ceases to own that number of Common Shares that represent at least 3%, subject to certain exclusions, of the then issued and outstanding Common Shares and (ii) the date an affiliate of the Reporting Person who has been assigned the rights and obligations under the Share Issuance Agreement by the Reporting Person ceases to be an affiliate of the Reporting Person. A copy of the Share Issuance Agreement is attached as Schedule C to the Subscription Agreement.

Warrant

On June 1, 2010, the Issuer and the Reporting Person entered into a warrant agreement for each of the 1.75 Warrants and the 2.00 Warrants providing the Reporting Person the right to purchase one additional Common Share of the Issuer at a price of $1.75 CAD and $2.00 CAD, respectively.

Except as otherwise disclosed in this Section 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons set forth on Schedule A, or between the persons set forth on Schedule A, and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Subscription Agreement, dated June 1, 2010, between Golden Queen Mining Co. Ltd. and Gammon Gold, Inc.

99.2	Form of Warrant, dated June 1, 2010, between Golden Queen Mining Co. Ltd. and Gammon Gold, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2010

GAMMON GOLD, INC.

By:	/s/ Scott Perry

Name:	Scott Perry

Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

CERTAIN INFORMATION REGARDING THE EXECUTIVE OFFICERS AND DIRECTORS OF GAMMON GOLD, INC.

Directors

Name	Principal Occupation	Business Address	Citizenship

René Marion	President and Chief Executive Officer of Gammon Gold, Inc.	c/o of Gammon Gold, Inc., 1701 Hollis Street, Suite 400, P.O. Box 2067, Halifax, Nova Scotia B3J 2Z1	Canada

Luis Chavez	Director of Mexican Operations of Gammon Gold, Inc.	c/o of Gammon Gold, Inc., 1701 Hollis Street, Suite 400, P.O. Box 2067, Halifax, Nova Scotia B3J 2Z1	Mexico

Ronald Smith	Chartered Accountant	c/o of Gammon Gold, Inc., 1701 Hollis Street, Suite 400, P.O. Box 2067, Halifax, Nova Scotia B3J 2Z1	Canada

George Elliott	Barrister and Solicitor	c/o of Gammon Gold, Inc., 1701 Hollis Street, Suite 400, P.O. Box 2067, Halifax, Nova Scotia B3J 2Z1	Canada

Terrence Cooper	Barrister and Solicitor	c/o Cooper & McDonald 1669 Granville St Halifax, NS B3J 1X2, Canada	Canada

Colin K. Benner	Chairman Capstone Mining Corporation	c/o Capstone Mining Corp. Suite 900-999 West Hastings Street Vancouver, B.C. V6C 2W2	Canada

Richard M. Colterjohn	Managing Partner and Principal, Glencoban Capital Management Incorporated	c/o Glencoban Capital Management 130 Bloor St W Suite 905 Toronto M5S 1N5, ON	United States

Alan R. Edwards	President & Chief Executive Officer, Copper One Incorporated	c/o Copper One Inc. 1980 –1075 West Georgia St. Vancouver, BC V6E 3C9	Canada

Joseph Spiteri	Principal Mining Consultant, SGM Consultants Incorporated	c/o of Gammon Gold, Inc., 1701 Hollis Street, Suite 400, P.O. Box 2067, Halifax, Nova Scotia B3J 2Z1	Canada

Executive Officers

René Marion	President, Chief Executive Officer and Director

Scott Perry	Executive Vice President and Chief Financial Officer

Russell Tremayne	Executive Vice President and Chief Operating Officer

Chris Bostwick	Senior Vice President, Technical Services

Peter Drobeck	Senior Vice President, Exploration and Business Development

Luis Chavez	Director of Mexican Operations and Director

Dana Hatfield	Senior Vice President, Finance

Chris Richter	Vice President, Corporate Development

The principal occupation of each of the executive officers listed above is serving as an employee of the Reporting Person in their respective capacity listed above. Each of the executive officers listed above is a citizen of the Canada, except Chris Bostwick, who is a citizen of the United States of America, and Luis Chavez, who is a citizen of Mexico, and the principal business address of each such individual is c/o of Gammon Gold, Inc., 1701 Hollis Street, Suite 400, P.O. Box 2067, Halifax, Nova Scotia B3J 2Z1, telephone (902) 468-0614.

The filing of this Statement on Schedule 13D shall not be construed as an admission that any of such individuals is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement on Schedule 13D.

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